

08003348

13 June 2008

BAE Systems' Flight Systems' Sale Terminates

Further to the previous announcement by BAE Systems on 5 March 2008 concerning the proposed sale of its Flight Systems Business, based in Mojave, California for $62.5million plus additional consideration, BAE Systems announces that the proposed purchaser is unable to complete the transaction and the divestiture is no longer proceeding.

Issued by:
BAE Systems
London